NETCO ENERGY INC.

1100 – 609 West Hastings Street

Vancouver, BC, Canada V6B 4W4

Tel: 604-331-3376 Fax: 604-688-4712

Netco announces Annual General Meeting Results and new appointments

VANCOUVER, June 9, 2005 – Netco Energy Inc. (TSXV: NEI) is pleased to announce all resolutions placed before the shareholders at the Company’s Annual General Meeting held on June 3, 2005 were voted in favor. The Company is also pleased to announce the appointment of Mr. Gordon Nielsen as President, CEO and Director of the Company and the appointment of Mr. Daniel Weisbeck as Secretary of the Company.

Mr. Nielsen has 17 years of experience in the investment industry, most recently and formerly as an investment advisor with Canaccord Capital Corp. Mr. Nielsen holds Bachelor of Science degrees in Geology and Chemistry from the University of Saskatchewan.

Mr. Weisbeck is a Chartered Accountant with almost 30 years of experience in the accounting industry. He was partner at KPMG for 23 years and is currently working as a self-employed consultant. Mr. Weisbeck is also currently the Chief Financial Officer of the Company.

Netco would also like to take this opportunity to thank Mr. Chris Schultze for his valuable contributions to the Company during his tenure and welcome Mr. Nielsen to the Board of Directors.

For further information, please contact Gordon Nielsen at (604) 331-3376 and visit the company website at www.NetcoEnergy.com.

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